FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“2015 Full Year Results”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA + 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, February 3, 2016

2015 Full Year Results

Improved profitability and innovation success

•	Sales $13.4 billion: up one percent at constant exchange rates

-	11 percent lower at actual rates due to US dollar strength

•	Integrated sales unchanged[1]

-	up 3 percent excluding glyphosate

•	New products success:

-	further growth in ELATUS™

-	ACURON™ achieved ambitious first year sales target

•	EBITDA margin increased from 19.3 percent to 20.7 percent

•	Earnings per share[2] $17.78

•	Free cash flow before acquisitions $0.8bn

•	Proposed dividend maintained at CHF 11.00 per share

	Reported Financial Highlights
	2015 $m	2014 $m	Actual %	CER[1] %
Sales	13,411	15,134	-11	+1
Operating income	1,841	2,105	-13
Net income	1,339	1,619	-17

EBITDA	2,777	2,926	-5	+16
Earnings per share[2]	$17.78	$19.42	-8

1 At constant exchange rates.

2 Excluding restructuring and impairment; EPS on a fully diluted basis.

Syngenta – February 3, 2016 / Page 1 of 8

John Ramsay, Chief Executive Officer, said:

“Over the last two years we have been dealing not only with low crop prices but also with emerging market instability and massive movements in currencies. Our ability to navigate our way through these headwinds was notably evident in 2015, when exchange rates reduced our full year sales by $1.8 billion – and yet the impact on EBITDA was contained at just $100 million. The latest currency challenge has been the rapid devaluation of the Brazilian Real, which accelerated during the summer, just as the planting season was getting underway. Our focus has been on supporting our customers through this period of economic difficulty, while safeguarding our balance sheet through rigorous risk management.

“Syngenta anticipated the current market downturn with the announcement in February 2014 of the Accelerating Operational Leverage Program. It is primarily due to the cost savings achieved under this program that we were able to increase profitability in 2015 – despite the currency headwinds. We have further sharpened our focus on profitability with a comprehensive review of the integrated strategy and of our seeds businesses in particular, which will be completed in the coming weeks. We will assess the profitability potential of each asset as well as its importance in the context of an integrated offer.

“At our R&D Days in September we demonstrated that Syngenta has the most productive R&D engine in the industry. We are the only company with such substantial investments in chemistry, breeding and traits, accompanied by a global presence across multiple crops. Since publishing our new crop protection pipeline in July, we have made further advances and now see combined peak sales potential from this pipeline of over $4 billion. This testifies to the talent of our people and to our ability to outperform the market in the years ahead.”

Financial highlights 2015

Sales $13.4 billion

Sales rose by one percent at constant exchange rates, with volume down 2 percent and prices up 3 percent. Integrated sales were unchanged, with volume down 2 percent and prices 2 percent higher. Excluding glyphosate and a change in sales terms in Brazil, integrated sales were 2 percent higher. Reported sales were down 11 percent owing to the strength of the US dollar.

EBITDA $2.8 billion

Reported EBITDA was down 5 percent largely due to the currency impact of around $100 million excluding the CIS. The EBITDA margin increased to 20.7 percent (2014: 19.3 percent) despite this currency impact, which reduced the reported margin by 150 basis points. The margin improvement reflected the realization of cost savings, determination in raising prices, higher trait licensing revenue and the initial benefit of lower oil prices.

Net financial expense and taxation.

Net financial expense at $256 million (2014: $217 million) increased due to currency volatility and higher hedging costs. The tax rate before restructuring was 17 percent (2014: 15 percent).

Syngenta – February 3, 2016 / Page 2 of 8

Net income

Net income including restructuring and impairment was $1.34 billion (2014: $1.62 billion). The charge for restructuring and impairment before taxes at $388 million was higher than the previous year ($206 million) mainly due to charges relating to cost savings programs ($267 million vs $142 million in 2014). Earnings per share, excluding restructuring and impairment, were $17.78 (2014: $19.42).

Cash flow and balance sheet

Free cash flow before acquisitions was $806 million (2014: $1,172 million). Trade working capital as a percentage of sales was 38 percent compared with 34 percent in 2014, reflecting an increase in receivables in Brazil due to the current tight liquidity. Fixed capital expenditure including intangibles was $571 million. Cash flow return on investment was 11 percent. The ratio of net debt to equity was 31 percent (2014: 25 percent).

Dividend

The Board of Directors will propose to the AGM on April 26, 2016 to pay a dividend of CHF 11.00 per share, unchanged compared with 2015, representing a payout ratio of 60 percent at end January exchange rates.

Divestments and share buyback

In the second half of 2015 Syngenta announced the intended divestment of its Vegetables and Flowers seeds businesses. In October the company launched a share buyback program, under which 231,500 shares were repurchased for a total amount of $79 million. Following internal review the company has decided not to pursue the divestments and the share buyback will consequently be discontinued.

Vegetables Seeds will in future be run as a separate business within the company, reflecting its distinct customer and distribution base.

Business highlights 2015

	Full Year		Growth		4th Quarter		Growth
	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Europe, Africa, Middle East	3,884	4,547	-15	+10	493	580	-15	+2
North America	3,410	3,582	-5	-4	790	634	+25	+26
Latin America	3,632	4,279	-15	-5	1,229	1,739	-29	-22
Asia Pacific	1,837	2,033	-10	-3	461	515	-10	-3
Total integrated sales	12,763	14,441	-12	-	2,973	3,468	-14	-6
Lawn and Garden	648	693	-7	+3	188	183	+3	+8
Group sales	13,411	15,134	-11	+1	3,161	3,651	-13	-6

Syngenta – February 3, 2016 / Page 3 of 8

Integrated sales performance

•	Sales $12.8 billion, stable at constant exchange rates

-	volume -2%, price +2%

•	EBITDA $2.6 billion (2014: $2.8 billion)

•	EBITDA margin 20.5% (2014: 19.2%)

Europe, Africa and the Middle East: The region achieved further growth at constant exchange rates in the fourth quarter, measured against a strong finish to the 2014 season: higher volumes in the quarter were supported by a successful campaign for Corn and Sunflower seeds. Full year growth reflected significant price increases in the CIS which offset currency depreciation. Crop Protection volumes were slightly above 2014 levels despite dry conditions, low disease pressure and depressed cereals prices, with strong performances by the cereal fungicides SEGURIS® and MODDUS® as well as Seedcare. This offset the erosion of seeds volumes in the CIS caused by price increases.

North America: Volume growth was strong in the quarter, driven by the success of ACURON™, a newly launched herbicide that provides corn farmers with an effective solution to combat weed resistance. Sales in the quarter also included trait revenues of $145 million from the licensing agreement with KWS and Limagrain announced in October. The deliberate reduction in glyphosate volumes and lower glyphosate prices reduced full year sales by 4 percent. In the USA, ongoing low commodity prices negatively affected the demand for crop enhancement applications. In Canada, sales were lower owing to dry weather conditions and high channel inventories of Seedcare products.

Latin America: Market conditions deteriorated in the second half of the year, with the sharp depreciation of the Real as well as tight credit conditions for growers in both Brazil and Argentina. Despite this ELATUS™ performed well in its second year in Brazil, demonstrating the continuing customer demand for new technology. The fourth quarter also included $55 million in trait revenue from the KWS and Limagrain agreement. In 2015 the company implemented a change in contractual sales terms for crop protection products in Brazil, which caused a timing change in sales recognition. The full year effect was a $239 million increase in sales. The deliberate reduction in glyphosate volumes and lower glyphosate prices reduced sales by $224 million.

Asia Pacific: Full year sales volumes were affected by extended drought conditions in ASEAN and the phase-out of paraquat sales in China due to a regulatory change. Pricing gains however were broad based, with significant increases notably in South Asia; seeds sales in ASEAN reflected the continued adoption of GM technology. Australasia saw good volume growth with increased cotton acreage driving higher Seedcare sales.

Lawn and Garden performance

•	Sales $648 million, +3 percent at constant exchange rates

•	EBITDA $159 million (2014: $148 million)

•	EBITDA margin 24.6% (2014: 21.4%)

Syngenta – February 3, 2016 / Page 4 of 8

Sales were up 3 percent at constant exchange rates, with volume growth driven by the introduction of the new SDHI fungicide VELISTA™ in North America and higher vector control sales in Africa and the Middle East. Volumes in Flowers were lower as a consequence of a new strategy focusing on larger customers in order to improve profitability. The business has again exceeded its target of a 20 percent EBITDA margin, set for 2015.

Accelerating Operational Leverage

The Accelerating Operational Leverage (AOL) program, announced in February 2014, targets savings of $1 billion by 2018 and has three main pillars: Commercial; Research and Development; and Global Operations. The program’s aim is to optimize the cost structure across the business in order to attain industry-leading efficiency. In 2015 the company exceeded its target with savings of $300 million and the program is well on track for 2016.

Innovation

Syngenta’s new crop protection products comprise two fungicides (ELATUS™, SEGURIS®), three seed treatments (CLARIVA™, FORTENZA™, VIBRANCE®) and one herbicide (ACURON™). In 2015 these products achieved sales of more than $800 million. The combined peak sales potential of the six recent launches is over $2.7 billion.

In July the company unveiled an expanded crop protection pipeline comprising a further nine new products with combined peak sales potential of over $3.6 billion. One of these products has since been advanced from stage 2 to stage 3 with an increase in peak sales potential. At the end of the year, an additional herbicide project was added to the pipeline, increasing the peak sales total to over $4 billion.

In Seeds the strength of our traits portfolio has been demonstrated by a succession of out-licensing agreements. Our ENOGEN® platform for the ethanol industry is expanding rapidly and commercial agreements are now in place with 18 plants. We have made good progress in the development of hybrid wheat with the first introduction expected around the end of the decade.

Outlook

John Ramsay, Chief Executive Officer, said:

“In 2016 our focus will be on further improving profitability in challenging market conditions. Progress will be underpinned by additional cost savings under the AOL program and by a reduction in raw material costs. The AOL program also targets a release of working capital, which will contribute to an increase in free cash flow for the year to over $1 billion.

“Growth in sales of new products and further enhancements in sales force effectiveness should enable us to maintain and grow market share. In addition, our experience of risk management in emerging markets means that we are best placed to weather the current period of volatility. Our strong customer relationships, together with our broad portfolio and integrated offers, will ensure that we maintain and expand our leadership in these markets, which continue to represent the major driver of long term industry growth.”

Syngenta – February 3, 2016 / Page 5 of 8

Crop Protection

	Full Year		Growth		4th Quarter		Growth
Crop Protection by product line[1]	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Selective herbicides	2,894	3,083	-6	+6	499	613	-19	-11
Non-selective herbicides	913	1,445	-37	-31	191	272	-30	-27
Fungicides	3,357	3,518	-5	+9	736	922	-20	-11
Insecticides	1,705	2,066	-17	-8	375	614	-39	-34
Seedcare	994	1,115	-11	-	296	346	-14	-8
Other crop protection	142	154	-8	-1	57	31	+85	+95
Total	10,005	11,381	-12	-1	2,154	2,798	-23	-16

Selective herbicides: major brands ACURON™, AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP® II MAGNUM, FUSILADE® Max, FLEX®, TOPIK®

Sales performance in North America was driven by the success of ACURON™, which achieved its target of $100m sales in its launch year. This more than offset the impact of dry weather conditions in Canada. In Europe, strong price gains were recorded in the CIS to compensate for currency depreciation. Sales in Latin America were higher as a result of the change in sales terms in Brazil.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

The sales decline is largely a result of the decision to reduce volumes of solo glyphosate in order to improve the profitability of the business. TOUCHDOWN® prices were also lower reflecting a decline in the active ingredient purchasing costs. GRAMOXONE® sales in China have been phased out following a regulatory change affecting paraquat liquid formulations.

Fungicides: major brands ALTO®, AMISTAR®, BONTIMA®, BRAVO®, ELATUS™, MODDUS®, REVUS®, RIDOMIL® Gold, SCORE®, SEGURIS®, TILT®, UNIX®

Broad-based growth was achieved across the portfolio despite dry conditions in parts of Europe and Asia Pacific. ELATUS™ performed well in its second year in Brazil, with sales exceeding $400 million. Volume growth was solid across Europe with a strong performance by the cereals fungicides ALTO®, MODDUS® and SEGURIS®. In January 2016 Syngenta announced that SOLATENOL™, the active ingredient used in ELATUS™, has been approved by the EU authorities, with first sales in France expected for the 2016/2017 season.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Growth came from price increases in Europe and volume growth in Asia Pacific, as well as new product introductions in China and India. This did not compensate for the impact of reduced sales in Latin America, due to dry weather and low insect pressure in Argentina and to high channel inventories in Brazil. However, ACTARA® performed strongly in Brazil in the fourth quarter with an improvement in the sugar cane market.

Seedcare: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

Growth in Europe reflected a solid performance of Seedcare solutions for the cereals market in the CIS and Central Europe. In Asia Pacific, sales were boosted by increased focus on key

1 Excluding Lawn & Garden

Syngenta – February 3, 2016 / Page 6 of 8

accounts in China and by broad-based growth in Australasia. In North America, sales were affected by high channel inventories in the Canadian cereals market and lower cotton acres in southern US states.

	Full Year		Growth		4th Quarter		Growth
Crop Protection by region[1]	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Europe, Africa, Middle East	2,892	3,312	-13	+10	353	434	-19	-4
North America	2,326	2,578	-10	-8	380	346	+10	+11
Latin America	3,249	3,769	-14	-4	1,056	1,593	-34	-28
Asia Pacific	1,538	1,722	-11	-4	365	425	-14	-7
Total	10,005	11,381	-12	-1	2,154	2,798	-23	-16

Seeds

	Full Year		Growth		4th Quarter		Growth
Seeds by product line[1]	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Corn and soybean	1,564	1,665	-6	+4	597	450	+33	+45
Diverse field crops	658	827	-20	+8	99	118	-16	-1
Vegetables	616	663	-7	+5	160	148	+8	+20
Total	2,838	3,155	-10	+5	856	716	+20	+32

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Corn sales were up in all regions, with a significant progression in the Americas owing to the licensing agreement with KWS and Limagrain, for which revenue was recorded in the fourth quarter. This was partially offset by lower US branded sales due to the acreage shift from corn to soybean. Corn volumes were down in Europe as a consequence of reduced acreage, but the impact was offset by significant price increases in the CIS. Strong price gains were recorded in Asia Pacific, driven by increased adoption of GM technology. Soybean sales in Latin America were lower, as sales were shifted to distributors as part of the implementation of the Integrated Business Partner model in Brazil.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Sunflower sales increased significantly in Europe, the most important region, reflecting substantial price increases in the CIS which fully offset the impact of currency depreciation. These price increases had some impact on volume, as high value hybrids faced competition from local seeds. Sugar beet sales were lower, as oversupply on the sugar market led to significant acreage shifts in Europe.

Vegetables: major brands ROGERS®, S&G®

Growth was broad-based across the four regions. Price increases were robust, owing to a focus on capturing value for high quality hybrids across the portfolio and in particular to the

1 Excluding Lawn & Garden

Syngenta – February 3, 2016 / Page 7 of 8

strong return on investments being achieved by growers in South Asia. Sweetcorn sales in the USA were affected by high processor inventories.

	Full Year		Growth		4th Quarter		Growth
Seeds by region[1]	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Europe, Africa, Middle East	1,017	1,274	-20	+9	158	169	-7	+18
North America	1,116	1,044	+7	+8	428	308	+39	+40
Latin America	400	522	-23	-6	173	148	+18	+45
Asia Pacific	305	315	-3	+2	97	91	+7	+13
Total	2,838	3,155	-10	+5	856	716	+20	+32

The full version of the Full Year Results 2015 press release is available here. A presentation covering the results will also be available by 07:30 (CET).

Announcements and meetings

2015 Annual Report publication	March 16, 2016
First quarter trading statement 2016	April 20, 2016
Annual General Meeting	April 26, 2016
2016 Half year results	July 22, 2016
Third quarter trading statement 2016	October 25, 2016

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

1 Excluding Lawn & Garden

Syngenta – February 3, 2016 / Page 8 of 8

SYNGENTA AG

Date:	February 3, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration